

April 25, 2013

Mr. Stephen M. Merkel
Executive Vice President,
General Counsel and Secretary
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

>   **Re: BGC Partners, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 12, 2013**
>   **File No. 333-187875**

Dear Mr. Merkel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether or not any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

Documents Incorporated by Reference, page 19

2. We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2012 and, on page 19, you reference your Definitive Proxy Statement on Schedule 14A to be filed. As the Form 10-K incorporates information from your proxy which has not yet been filed, please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form

10-K has been filed. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola at 202-551-3673 or me at 202-551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel